[Letterhead of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, LLP]

March 24, 2010

Mr. William Friar

Senior Financial Analyst

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Fairmount Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-163797

Dear Mr. Friar:

On behalf of Fairmount Bancorp, Inc., enclosed is Amendment No. 2 to the above-captioned Registration Statement. Amendment No. 2 is marked to indicate the changes made therein.

If you have any questions or additional comments concerning these responses, please telephone the undersigned at (202) 203-1088.

Sincerely,

/s/ Edward B. Crosland, Jr.

EBC/evg

Enclosure

cc:	David Lyon
Joseph M. Solomon